SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 (Initial Filing)*


                         Chesapeake Energy Corporation
            ________________________________________________________
                                (Name of Issuer)


                                  Common Stock
            _______________________________________________________
                        (Title of Class and Securities)

                                   165167107
            _______________________________________________________

                     (CUSIP Number of Class of Securities)

                               O. Mason Hawkins
                       Chairman of the Board and C.E.O.
                                     and
                             Andrew R. McCarroll
                       Vice President & General Counsel

                      Southeastern Asset Management, Inc.
                        6410 Poplar Avenue,  Suite 900
                             Memphis, TN  38119
                               (901) 761-2474
         ___________________________________________________________

         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                                May 2, 2012
                  ___________________________________________
                        (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [X]









CUSIP No. 165167107                                             13D
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  SOURCE OF FUNDS
     00:  Funds of investment advisory clients
_____________________________________________________________________________
(5)  CHECK BOX IF DISCOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]
_____________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
_____________________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :      50,853,370 shares
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(8) SHARED OR NO VOTING POWER

                                   :      30,045,826 shares (Shared)
                                   :       8,955,672 shares (No Vote)
                                   __________________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                        (Discretionary Accounts)
                                   :      59,809,042 shares
                                   __________________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :      30,045,826 shares (Shared)
                                   :               0 shares (None)
_____________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       89,854,868 shares
_____________________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       13.6 %
_____________________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
_____________________________________________________________________________




CUSIP No.  165167107                                     13D
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. XXX-XX-XXXX
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  SOURCE OF FUNDS
     00:  None
_____________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [ ]
_____________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
_____________________________________________________________________________

                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    None
                                   __________________________________________
                                   :(9) SOLE DISPOSITIVE POWER

                                   :    None
                                   __________________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :    None
_____________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None (See Item 3)
_____________________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES [ ]
_____________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0 %
_____________________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IN
_____________________________________________________________________________



Item 1.  Security and Issuer

          The class of equity security to which this statement on Schedule 13D relates is the common stock (the "Securities") of Chesapeake Energy Corporation, a Oklahoma corporation (the "Issuer"). The Issuer has its principal executive offices located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118.


Item 2.  Identity and Background

          Subparagraphs (a), (b), and (c). This statement is being filed by Southeastern Asset Management, Inc. ("Southeastern"), an investment advisor registered with the Securities & Exchange Commission under the Investment Advisers Act of 1940, as amended. The address of its principal office is 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119. Southeastern serves as an investment advisor to various individual clients, institutions including qualified retirement plans), endowment funds and to Longleaf Partners Fund, a series of Longleaf Partners Funds Trust, a registered investment company organized as a Massachusetts business trust and having three series or portfolios.

          The Securities of the Issuer reported in Item 5 herein were acquired on behalf of the investment advisory clients of Southeastern Asset Management, Inc., including Longleaf Partners Fund, under sole or shared discretionary authority granted Southeastern. None of the Securities are owned by or on behalf of Southeastern or by any of its directors or officers, or any Trustees or officers of Longleaf.

       This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board and Chief Executive Officer of Southeastern, in the event he could be deemed to be an indirect beneficial owner of the Securities reported by Southeastern through the exercise of voting control and/or dispositive power over the Securities as the result of his official positions or ownership of voting securities of Southeastern. Neither Southeastern nor Mr. Hawkins owns any Securities for its or his own account and each disclaims beneficial interest in any of the Securities reported herein.

         (d) During the last five years, neither Southeastern nor Mr. Hawkins has been convicted in any criminal proceeding.

         (e) During the last five years, neither Southeastern nor Mr. Hawkins has been a party to any civil or administrative proceeding involving any alleged violations of any securities laws.

         (f) Southeastern is a corporation organized and existing under the laws of the State of Tennessee. Mr. Hawkins is a citizen of the United States. The names, business addresses, and principal occupations of each director and executive officer of Southeastern are set forth in Schedule I.


Item 3.  Source and Amount of Funds or Other Consideration

       The respective investment advisory clients of Southeastern used approximately $2,291,531,554 in the aggregate to purchase the Securities reported in this filing. All assets used to purchase Securities were assets of these respective clients and none were assets of Southeastern. In addition, none of the proceeds used to purchase the Securities were provided through borrowings of any nature.


Item 4.  Purpose of Transaction

          The Securities reported in this filing have been purchased and held for investment purposes on behalf of client accounts over which Southeastern has either sole or shared discretionary investment or voting power. The Securities are reported by Southeastern and by Mr. O. Mason Hawkins, Chairman of the Board and Chief Executive Officer in the event that either should be deemed to be a member of a group under Section 13(d)(3) or the beneficial owner of these Securities under the provisions of subparagraph (b)of Rule 13d-3 under the Securities Exchange Act of 1934. Beneficial ownership on the part of Southeastern and Mr. Hawkins as members of a group or as beneficial owners is expressly disclaimed, as permitted by Rule 13d-4. All purchases of Securities were made for investment purposes only, in the ordinary course of business of Southeastern as a registered investment advisor. Southeastern may purchase additional Securities on behalf of clients in the future, or may sell all or a part of the current holdings of the Securities.

          Southeastern is engaged in the business of investment management of its clients' assets and pursues an investment philosophy of identifying undervalued situations and acquiring positions in undervalued companies on behalf of its clients. In pursuing this investment philosophy, Southeastern analyzes the operations, capital structure and markets of companies in which its clients invest and continuously monitors the business operations of such companies through analysis of financial statements and other public documents, through discussions with knowledgeable industry observers, and with management of such companies, often at management's invitation.

          Southeastern qualifies as an institution which may elect to file securities ownership reports required by the Securities Exchange Act of 1934 on
Schedule 13G and, as a routine matter, Southeastern utilizes Schedule 13G for its reporting of the ownership positions held by its investment advisory clients. As the result of investment analysis or the occurrence of events, Southeastern may desire to participate in discussions with the particular portfolio company's management or with third parties about significant matters in which Southeastern may suggest possible courses of action to assist in building corporate intrinsic value per share or to cause the Company's true economic value to be recognized. In such situations, Southeastern may elect to convert a filing on Schedule 13G to a filing on Schedule 13D in order to be more active in corporate governance and management matters, and to have the ability to enter into discussions with third parties concerning proposed corporate transactions of a significant nature.

To obtain the flexibility to discuss all options, including but not limited to any of the actions or transactions enumerated in clauses a through j of Item 4 of Schedule 13D, with the Issuer's management, Board of Directors and/or with third parties, Southeastern is hereby converting its ownership filing on
Schedule 13G to a filing on Schedule 13D. Southeastern intends to discuss with management, the Board, as well as various third parties opportunities to maximize the value of the company for all shareholders.


Item 5.  Interest In Securities Of The Issuer

          (a) The aggregate number and percentage of Securities to which this
Schedule 13D relates is 89,854,868 shares of the common stock of the Issuer, constituting approximately 13.6% of the 662,498,825 shares outstanding. This amount includes 3,005,473 in Securities underlying shares in the following convertible preferred stock:

       50,220 shares 5.75% (cusip 165167776)
       32,000 shares 5.75% (cusip 165167784)


                          Common       % of outstanding
                          Shares         Common Shares
                           Held
___________________________________________________________________
Voting Authority

Sole:                 50,853,370*             7.7%
Shared:               30,045,826**            4.5%
None:                  8,955,672              1.4%

Total                 89,854,868             13.6%

  *This amount includes 370,223 in Securities underlying shares in convertible preferred stock.

 **Consists of shares owned by Longleaf Partners Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940. This amount includes 2,635,250 in Securities underlying shares in convertible preferred stock.


Dispositive Authority

Sole:                   59,809,042*            9.1%
Shared:                 30,045,826**           4.5%
None:                            0             0.0%

Total                   89,854,868            13.6%

  *This amount includes 370,223 in Securities underlying shares in convertible preferred stock.

 **Consists of shares owned by Longleaf Partners Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940. This amount includes 2,635,250 in Securities underlying shares in convertible preferred stock.

          (b) Southeastern generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts. Shares held by any Series of Longleaf Partners Funds Trust are reported in the "shared" category.

          (c) Purchase or sale transactions in the Securities during the past sixty days are disclosed on Schedule II.

          (d) The investment advisory clients of Southeastern have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Southeastern does not have an economic interest in any of the Securities reported herein.

          (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or

         Relationships with Respect to Securities of the Issuer

          The powers of disposition with respect to Securities owned by discretionary private accounts of Southeastern are established in written investment advisory agreements between clients and Southeastern, which are entered into in the normal and usual course of the business of Southeastern as a registered investment advisor and which are generally applicable to all securities purchased for the benefit of each such discretionary private account. There are no special or different agreements relating to the Securities of the Issuer.

          The written investment advisory agreements with clients generally do not contain provisions relating to borrowing of funds to finance the acquisition of the Securities, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in the instructions to Item 7 of Schedule 13D other than voting of proxies.
In connection with voting, Southeastern may be allowed or directed to vote the proxies received by accounts classified as "discretionary" or "shared" accounts; such authority is generally retained by the clients for accounts classified as "non-discretionary".


Item 7.  Material to be Filed as an Exhibit

Schedule I. Information with Respect to Directors and Officers of Southeastern Asset Management, Inc.

Schedule II.  Securities transactions in the last 60 days.



                            Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 2, 2012


                              Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel


                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________



                      Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Initial Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Initial to
Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of May 2, 2012.



                              Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel


                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________






















                                    SCHEDULE I
                      Information with Respect to Executive
                              Officers and Directors

     The following information is disclosed for each of the directors and executive officers of Southeastern: name; business address; and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Southeastern Asset Management, Inc., having its principal executive offices located at 6410 Poplar Ave., Suite 900, Memphis, Tennessee 38119. Each individual identified below is a citizen of the United States.

    To the knowledge of management of Southeastern, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

                SOUTHEASTERN ASSET MANAGEMENT, INC.

Directors

O. Mason Hawkins, CFA: Chairman of the Board and Chief Executive Officer of Southeastern Asset Management, Inc.; Trustee and Co-Portfolio Manager of Longleaf Partners Funds.

G. Staley Cates, CFA: President of Southeastern Asset Management, Inc.; Co-Portfolio Manager of Longleaf Partners Funds.

Richard W. Hussey: Chief Operating Officer and Principal of Southeastern Asset Management, Inc.

Other Officers

Brandon Arrindell            Analyst
Jim Barton, Jr., CFA         Head of Portfolio Risk Management, Principal
Julie M. Bishop, CPA         Mutual Fund Chief Financial Officer, Principal
J. Isaac Byrd                Portfolio Compliance Associate
Scott Cobb                   Head of Europe, Principal
Deborah Craddock    	     Head of Trading, Principal
Jason E. Dunn, CFA           Senior Analyst, Principal
Jeffrey D. Engelberg, CFA    Trader, Principal
Steve Fracchia, CPA          Chief Financial Officer, Principal
Ross Glotzbach, CFA	     Senior Analyst, Principal
Michael Johnson              Trader
Lee B. Harper                Head of Client Portfolio Management, Principal
Lowery H. Howell, CFA	     Senior Analyst, Principal
Steve McBride		     Assistant General Counsel
Andrew R. McCarroll          General Counsel, Principal
W. Douglas Schrank	     Trader
Josh Shores, CFA             Senior Analyst, Principal
Ken Siazon                   Principal
Jim Thompson, CFA            Senior Analyst, Principal
Nancy L. Thompson, CPA	     Operations Associate
Jamie H. Baccus, CPA	     Head of Portfolio Accounting
Gary M. Wilson, CFA	     Client Portfolio Manager, Principal
Michael J. Wittke            Chief Compliance Officer



















                           SCHEDULE II
               Transactions in the Last Sixty Days

Transaction Type      Date      # of Shares      Price per Share*


Common CUSIP 165167107

Sale                03/05/12        8,000          $24.10
Sale                03/05/12       10,000          $24.10
Sale                03/05/12        2,000          $24.10
Sale                03/05/12        1,000          $24.10
Sale                03/05/12        8,000          $24.10
Sale                03/05/12        8,000          $24.10
Sale                03/05/12        2,000          $24.10
Sale                03/05/12        7,000          $24.10
Sale                03/05/12        2,000          $24.10
Sale                03/05/12        2,000          $24.10
Sale                03/05/12        1,000          $24.10
Sale                03/05/12        1,000          $24.10
Purchase            03/13/12       13,300          $24.46
Sale                03/20/12      203,000          $25.66
Sale                03/22/12       59,000          $24.27
Sale                03/30/12       41,000          $23.06
Purchase            04/05/12      239,000          $22.22
Purchase            04/11/12       54,000          $20.24
Sale                04/23/12      159,392          $17.74


Sales and purchases by Southeastern clients in the ordinary course of business on the New York Stock Exchange or through Electronic
Communication Networks (ECNs). In addition to the above transactions, on March 23, 2012, March 31, 2012, and April 13, 2012 clients of
Southeastern terminating their advisory relationship removed
318,000, 437,000, and 179,000 shares from Southeastern's discretion and on April 25, 2012, a client of Southeastern added 312,000 shares to Southestern's discretion, which had been acquired by a transaction manager.



Preferred  CUSIP 165167776

Purchase            04/20/12        1,900         $851.22
Purchase            04/20/12        2,000         $851.85
Purchase            04/20/12          300         $851.22
Purchase            04/20/12          500         $851.85
Purchase            04/20/12        5,300         $851.22
Purchase            04/20/12        7,500         $851.85
Purchase            04/20/12          300         $867.50
Purchase            04/27/12       31,000         $843.39



Preferred  CUSIP 165167784

Purchase            04/18/12       12,000         $842.92
Purchase            04/19/12          700         $851.92
Purchase            04/19/12          600         $851.93
Purchase            04/19/12        2,400         $851.92
Purchase            04/19/12       11,300         $851.92
Purchase            04/20/12        5,000         $843.16




* Net of commissions








1

SCHEDULE 13D - Chesapeake Energy Corporation ("Issuer")

4